SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes                 No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

By:/a/Andrew M. Archibald

   Andrew M. Archibald, C.A.,

   CFO and Secretary

Date:  May 9, 2006

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	$	$	$	$
Sales	216,911	222,688	201,177	190,282
Cost of sales	178,122	176,927	159,449	150,895
Gross Profit	38,789	45,761	41,728	39,387

Selling, general and administrative expenses	28,053	30,083	25,970	24,844
Stock-based compensation expense	525	488	485	483
Research and development	1,680	1,257	1,233	1,224
Financial expenses	6,717	6,655	5,577	5,918
Refinancing expense
Manufacturing facility closure and industrial accident costs	17,502	(760)	385	1,087
	54,477	37,723	33,650	33,556

Earnings (loss) before income taxes	(15,688)	8,038	8,078	5,831
Income taxes (recovery)	(5,699)	(1,689)	1,479	399
Net earnings (loss)	(9,989)	9,727	6,599	5,432

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.24)	0.24	0.16	0.13
Cdn GAAP - Diluted – US $	(0.24)	0.24	0.16	0.13
US GAAP – Basic – US $	(0.24)	0.24	0.16	0.13
US GAAP – Diluted – US $	(0.24)	0.24	0.16	0.13

Weighted average number of shares outstanding
Cdn GAAP – Basic	40,964.630	41,039,278	41,205,555	41,214,969
Cdn GAAP – Diluted	40,964,630	41,157,568	41,337,378	41,550,160
US GAAP – Basic	40,964,630	41,039,278	41,205,555	41,214,969
US GAAP – Diluted	40,964,630	41,157,568	41,337,378	41,550,160

March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004

	$	$	$	$
Sales	187,697	180,744	177,671	171,934
Cost of sales	148,574	144,689	140,480	134,097
Gross Profit	39,123	36,055	37,191	37,837

Selling, general and administrative expenses	23,917	25,799	23,327	22,793
Stock-based compensation expense	455	355	270	351
Research and development	1,011	997	1,121	1,153
Financial expenses	5,649	4,302	5,948	7,235
Refinancing expense			30,444
Manufacturing facility closure and industrial accident costs	719	7,386
	31,751	38,839	61,110	31,532

Earnings (loss) before income taxes	7,372	(2,784)	(23,919)	6,305
Income taxes (recovery)	1,339	(20,455)	(9,664)	654
Net earnings (loss)	6,033	17,671	(14,255)	5,651

Earnings (loss) per share
Cdn GAAP – Basic – US $	0.15	0.43	(0.35)	0.14
Cdn GAAP – Diluted – US $	0.15	0.43	(0.35)	0.14
US GAAP – Basic – US $	0.15	0.43	(0.35)	0.14
US GAAP – Diluted – US $	0.15	0.43	(0.35)	0.14

Weighted average number of share outstanding
Cdn GAAP – Basic	41,237,461	41,273,840	41,285,161	41,215,111
Cdn GAAP – Diluted	41,444,870	41,468,992	41,285,161	41,396,403
US GAAP – Basic	41,237,461	41,273,840	41,285,161	41,215,111
US GAAP – Diluted	41,444,870	41,468,992	41,285,161	41,396,403

May 8, 2006

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months ended March 31, 2006. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (“the Company” or “IPG”) experienced a 15.6% increase in sales for the three months ended March 31, 2006 as compared to the corresponding period in 2005.   Earnings for the three months ended March 31, 2006 were a loss of $0.24 per share, both basic and diluted, as compared to earnings of $0.15 per share, both basic and diluted, for the same period in 2005.  Excluding the manufacturing facility closure costs and related tax benefits, net adjusted earnings for the three months ended March 31, 2006 were $0.03 per share, both basic and diluted.

The decrease in earnings for the first quarter of 2006 compared to the first quarter of 2005 was principally due to the following three factors:

•

As discussed below, the first quarter of 2006 includes $17.5 million of manufacturing facility closure charges;

•

Narrower gross margins were realized in the first quarter of 2006 compared to the first quarter of 2005 due to declining sales prices compared to fourth quarter 2005 levels and the selling of products manufactured with high cost raw materials acquired in the fourth quarter of 2005; and

•

Lower sales volumes for the first quarter of 2006 compared to the first quarter of 2005 aside from the sales volume attributable to the Company’s acquisition of Flexia Corporation Ltd. (“Flexia”) in October 2005.

In the first quarter of 2006, the Company announced and completed the closure of its flexible intermediate bulk container (FIBCs) manufacturing facility in Piedras Negras, Mexico. Included in the earnings of the first quarter of 2006 is a manufacturing facility closure charge related to this closure of approximately $2.2 million, of which, approximately $0.9 million is a non-cash charge. The Company intends to continue importing FIBCs from the Far East for sale in North America and on a limited basis, to provide additional product through its manufacturing facility in Hawkesbury, Ontario, Canada, obtained as part of the acquisition of Flexia.

The Company intends to close its tape manufacturing facility located in Brighton, Colorado on or about December 31, 2006.  As a result of this decision, the Company is recognizing a $15.2 million manufacturing facility closure charge for the first quarter of 2006.  The charge is non-cash in nature and reflects the adjustment to estimated fair value of the machinery and equipment located in Brighton which will not be used after the plant closes.

Once the closure is complete, the Company expects annual expense savings of approximately $7.3 million including lower annual depreciation expense of approximately $1.4 million. The depreciation savings is expected to begin in the first quarter of 2007 and the cash savings is expected to begin in the second quarter of 2007.

The Company estimates that it will need to spend approximately $13.6 million to accomplish the Brighton manufacturing facility closure and related consolidation of manufacturing activities, including approximately $4.5 million in 2006 for capital expenditures and $9.1 million in  estimated facility closing and equipment relocating costs.  The majority of the $9.1 million cash expense is planned to be spent over five quarters beginning with the first quarter of 2007.

On May 1, 2006 the Company announced that Melbourne F. Yull, Founder, CEO and Chairman of the Board of Directors will be retiring at the Company’s Annual General Meeting in June 2006.  In connection with Mr. Yull’s retirement, the Company will record an expense in the second quarter of 2006 of approximately $5.5 million. The Company will also record non-cash stock-based compensation expense of approximately $1.5 million in recognition of the accelerated vesting of stock options held by Mr. Yull. Finally, the Company is reviewing the appropriate amount to be recorded for Mr. Yull’s pension benefit obligation, which could be in the range of $2.0 million.

Except as discussed under the captions “Sales” and “Gross Profit and Gross Margin” below, economic and industrial factors during the first quarter of 2006 were substantially unchanged from December 31, 2005.

PROPOSED INCOME FUND

The Company estimates that it has incurred and deferred approximately $4.1 million in fees and expenses to date related to the possible sale of a portion of its engineered coated products operation and FIBC business using a Canadian Income Trust. At March 31, 2006, approximately $1.9 million of deferred fees and expenses were recorded in Other Assets on the Company’s balance sheet.

RESULTS OF OPERATIONS

SALES

Sales for the first quarter of 2006 were $216.9 million, an increase of 15.6% over the first quarter of 2005 sales of $187.7 million.  Excluding the sales attributable to Flexia, sales for the first quarter of 2006 were approximately 2.4% higher than sales for the first quarter of 2005.  The increase in sales is reflective of higher sales prices in the first quarter of 2006 compared to the first quarter of 2005 and a unit volume decline of approximately 7.9%.  The unit volume decline is predominantly within the

Company’s resin-based products. Customers drew down inventories and deferred  product purchases during the first quarter of 2006, in the expectation that raw material costs and related sales prices would continue to decline.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2006 totaled $38.8 million at a gross margin of 17.9%, as compared to gross profit of $39.1 million for the first quarter of 2005 at a gross margin of 20.8%. Several factors contributed to the gross margin decline in the first quarter of 2006 as compared to the first quarter of 2005. The acquired Flexia business operates with lower gross margins than the Company as a whole.  Gross margins for the first quarter of 2006 without Flexia would have been approximately 18.3%. The most significant contributor to the gross margin decline was the sale of products manufactured with high cost raw materials purchased in the fourth quarter of 2005 when raw material costs were spiraling upward. The Company estimates that these higher raw material costs depressed first quarter of 2006 gross profits by approximately $3.5 million.

While the Company’s gross margins are always subject to market fluctuations that affect both sales prices and raw material costs, for the second quarter of 2006 the Company does not anticipate a repeat of the gross margin compression experienced in the first quarter of 2006.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $28.1 million for the first quarter of 2006 (12.9% of sales), compared to $23.9 million for the first quarter of 2005 (12.7% of sales).  Included in the higher SG&A expenses in the first quarter of 2006 is approximately $1.5 million attributable to the Flexia operation.  Additionally, the Company’s activities related to obtaining the December 31, 2006 internal controls certifications mandated by Section 404 of the Sarbanes-Oxley Act of 2002 increased SG&A by approximately $0.5 million in the first quarter of 2006 compared to the first quarter of 2005.  Also contributing to the increased SG&A for the first quarter in 2006 was additional depreciation on information technology projects of $0.5 million.  The balance of the increase reflects additional staffing and related travel costs associated with the Company’s continued move to smaller business units.  This transition began in the first quarter of 2005 but was not fully implemented until later in 2005.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the first quarter of 2006 and 2005 was $0.5 million. Stock-based compensation expense is attributable to the expensing of stock option grants in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit does not have a standardized meaning prescribed by GAAP in Canada or in the United States nor is it a financial measure under GAAP. The Company’s Management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, companies may present similar titled items determined with differing adjustments. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating profit was $10.2 million for the first quarter of 2006, compared to $14.7 million for the first quarter of 2005. The 30.8% decrease in the first quarter of 2006 compared to the corresponding amount in 2005 was the result of  lower gross margins and higher SG&A expenses.

Operating Profit Reconciliation

(in millions of US dollars)

For the three months ended March 31,        2006        2005

$

$

Gross Profit

38.8

39.1

Less:  SG&A Expense

28.1

23.9

Less:  Stock-based Compensation

  0.5

  0.5

Operating Profit

10.2

14.7

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2006 were $6.7 million compared to $5.6 million in the first quarter of 2005, a 18.9% increase. The increase in financial expenses is due to higher interest rates in the first quarter of 2006 compared to prevailing rates in the first quarter of 2005 and the Company’s increased use of its revolver in 2006 compared to 2005.  The increased use of the revolver in 2006 compared to the prior year is the result of borrowings made to acquire Flexia in October 2005.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net income before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closure costs.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

For the three months ended March 31,        2006        2005

$

$

Net Earnings (loss)-as reported

(10.0)

  6.0

Add back (deduct):

Financial Expenses, net of

   Amortization

    6.4

  5.3

Income taxes (recovery)

(5.7)

  1.3

Depreciation and amortization

    8.8

  7.9

EBITDA

(0.5)

20.5

Manufacturing facility closure costs

 17.5

  0.7

Adjusted EBITDA

 17.0

21.2

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world.  As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the three months ended March 31, 2006, the Company had an estimated effective income tax rate of approximately 36.3% compared to an estimated effective income tax rate of approximately 18.2% for the three months ended March 31, 2005.

NET EARNINGS

Net earnings for the first quarter of 2006 was a loss of  $10.0 million or $0.24 per share, both basic and diluted, compared to net earnings of $6.0 million or $0.15 per share, both basic and diluted for the first quarter of 2005.

Excluding manufacturing facility closure costs and related tax benefits, adjusted net earnings for the three months ended March 31, 2006 were $1.0 million or $0.03 per share, both basic and diluted, compared to $6.4 million or 0.16 (basic) and $0.15 (diluted) earnings per share for the three months ended March 31, 2005. Adjusted net earnings is a non-GAAP financial measure that the Company is including because Management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closure costs in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the table below:

Reconciliation of Net Earnings to Adjusted Net Earnings

(in millions of US dollars)

For the three months ended March 31,        2006        2005

$

$

Net earnings (loss) – as reported

(10.0)

6.0

Add back:

  Manufacturing facility closure costs

  (net of tax)

11.0

0.4

Adjusted net earnings

  1.0

6.4

Earnings (loss) per share:

Basic – as reported

(0.24)

0.15

Basic – adjusted

  0.03

0.16

Diluted – as reported

(0.24)

0.15

Diluted – adjusted

  0.03

0.16

FINANCIAL POSITION

Trade receivables decreased $5.1 million between December 31, 2005 and March 31, 2006. The decrease is due to a lower level of sales, lower selling prices for the three months ended March 31, 2006 compared to the three months ended December 31, 2005 and a one day decline in the average days sales outstanding.  Despite declining raw material costs, inventories increased during the first quarter of 2006 by $4.6 million as the Company carried inventories in support of a sales plan that was not fully achieved.  Late in the first quarter of 2006 and continuing into the second quarter, the Company has begun to adjust its production schedules, making them more reflective of current sales volumes and on-hand inventories. Aside from trade receivables and inventories, other current assets were substantially unchanged between December 31, 2005 and March 31, 2006. Current liabilities decreased by $4.9 million between December 31, 2005 and March 31, 2006 due to a $5.3 million reduction in accounts payable and accrued liabilities.  The Company is attempting to take advantage of more prompt pay discounts offered by suppliers.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $17.2 million in the first quarter of 2006, primarily due to $16.1 million in fixed asset impairment charges as a result of the plant closures and depreciation and amortization in excess of capital expenditures for the quarter.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements and letters of credit issued and outstanding discussed in the section entitled “Bank Indebtedness and Credit Facilities”.  The Company is not a party to any material related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $9.6 million for the first quarter of 2006 compared to $15.6 million for the first quarter of 2005. Changes in non-cash working capital items required $3.3 million in cash flows for the three months ended March 31, 2006 compared to using $18.7 million in cash during the same three month period in 2005.

The decrease in cash flows from operating activities before changes in non-cash working capital items in the first quarter of 2006 compared to the first quarter of 2005 is mainly as a result of lower profitability.

Cash flows used in investing activities was $6.0 million in the first three months of 2006 compared to using $5.0 million in cash in the first three months of 2005.

Total indebtedness decreased during the three months ended March 31, 2006 by $0.7 million due to scheduled debt repayments. The Company had increased total indebtedness during the three months ended March 31, 2005 by $4.5 million to finance investing activities in excess of cash flows from operations.

The Company’s cash liquidity is influenced by several factors, the most significant of which is the Company’s level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. Currently, the Company is not pre-buying raw material inventories. The Company believes that it has the ability to generate sufficient working capital, in both the long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At March 31, 2006, the Company had borrowed $18.4 million under its US$65.0 million revolving credit facility, including $3.4 million in letters of credit.  At December 31, 2005, $15.0 million had been borrowed under the revolving credit facilities along with an additional  $7.0 million in letters of credit.  When added with the cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $51.2 million at March 31, 2006 compared to $66.8 million at December 31, 2005. Due to certain covenant restrictions, as of March 31, 2006, the Company had access to $59.7 million of its $75.0 million revolving credit facility.

In June 2005, the Company entered into a $50.0 million five year interest-rate swap contract requiring quarterly settlements.  The contract effectively fixes $50.0 million of the Company’s floating rate bank debt at 6.52% (including loan premium).  In July 2005, the Company entered into a $25.0 million five year interest-rate swap contract requiring quarterly settlements.  The contract effectively fixes an additional $25.0 million of the Company’s floating rate bank debt at 6.54% (including loan premium).

CONTRACTUAL OBLIGATIONS

At March 31, 2006, there were no material changes in the contractual obligations set forth in the Company’s 2005 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at March 31, 2006 there were 40,985,440 common shares of the Company outstanding.

During the first quarter of 2006, employees exercised 27,866 stock options with an aggregate exercise price of $128,355. During the first quarter of 2005, employees exercised 750 stock options with an aggregate exercise price of $2,975.

On March 13, 2006, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares. In the first quarter of 2006, there were no shares purchased for cancellation.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2005 can be found in the Company’s 2005 Annual Report and have not materially changed since that date.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

A summary of the significant ways that the governance of the Company differs from that of a US listed company is available on the Company’s website at www.intertapepolymer.com under  “Investor Relations.”

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.  Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA and adjusted net earnings. The Company believes such non-GAAP financials measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31,
	2006	2005
	$	$
Sales	216,911	187,697
Cost of sales	178,122	148,574
Gross profit	38,789	39,123

Selling, general and administrative expenses	28,053	23,917
Stock-based compensation expense	525	455
Research and development	1,680	1,011
Financial expenses	6,717	5,649
Manufacturing facility closure costs (Note 6)	17,502	719
	54,477	31,751
Earnings (loss) before income taxes	(15,688)	7,372
Income taxes (recovery)	(5,699)	1,339
Net earnings (loss)	(9,989)	6,033

Earnings (loss) per share (Note 2)
Basic	(0.24)	0.15

Diluted	(0.24)	0.15

Consolidated Retained Earnings

Three months ended

(In thousands of US dollars)

	March 31,
	2006	2005
	$	$
Balance, beginning of period	107,161	79,609
Net earnings (loss)	(9,989)	6,033
Balance, end of period	97,172	85,642

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information included in the consolidated statements of earnings.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,888	10,134
Trade receivables, net of allowance for doubtful accounts of $7,153 ($7,574 in December 2005)	119,362	124,440
Other receivables	15,919	17,125
Inventories	110,214	105,565
Parts and supplies	15,113	14,836
Prepaid expenses	8,262	8,406
Future income tax assets	16,142	16,142
	294,900	296,648
Property, plant and equipment	345,620	362,827
Other assets	20,449	21,071
Future income taxes	30,039	24,014
Goodwill	185,146	184,756
	876,154	889,316
LIABILITIES
Current liabilities
Bank indebtedness	15,000	15,000
Accounts payable and accrued liabilities	98,973	104,256
Instalments on long-term debt	3,182	2,784
	117,155	122,040
Long-term debt	328,069	328,113
Pension and post-retirement benefits	4,366	4,313
Other liabilities	435	435
	450,025	454,901
SHAREHOLDER’S EQUITY
Capital stock	287,317	287,187
Contributed surplus	6,763	6,237
Retained earnings	97,172	107,161
Accumulated currency translation adjustments	34,877	33,830
	426,129	434,415
	876,154	889,316

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2006	2005
OPERATING ACTIVITIES	$	$
Net earnings (loss)	(9,989)	6,033
Non-cash items
Depreciation and amortization	8,849	7,908
Property, plant and equipment impairment and other non-cash charges in connection with facility closures	16,117	46
Future income taxes	(5,915)	1,169
Stock-based compensation expense	525	455
Cash flows from operations before changes in none-cash working capital items	9,587	15,611
Changes in non-cash working capital items
Trade receivables	5,086	(11,901)
Other receivables	1,199	(65)
Inventories	(4,507)	(3,197)
Parts and supplies	(270)	(313)
Prepaid expenses	147	(317)
Accounts payable and accrued liabilities	(4,944)	(2,914)
	(3,289)	(18,707)
Cash flows from operating activities	6,298	(3,096)
INVESTING ACTIVITIES
Property, plant and equipment	(6,037)	(4,989)
Other assets	321	324
Goodwill	(298)	(300)
Cash flows from investing activities	(6,014)	(4,965)
FINANCING ACTIVITIES
Net change in bank indebtedness		5,000
Repayment of long-term debt	(684)	(539)
Issue of common shares	128	3
Cash flows from financing activities	(556)	4,464
Net decrease in cash position	(272)	(3,597)
Effect of currency translation adjustments	26	(202)
Cash, beginning of period	10,134	21,882
Cash, end of period	9,888	18,083

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.

Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at March 31, 2006 as well as its results of operations and its cash flows for the three months ended March 31, 2006 and 2005. Certain amounts have been reclassified from prior year to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2005 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars

(Except per share amounts)

March 31,

For the three months ended               2006       2005

  $

  $

Net earnings (loss) as reported

(9,989)

  6,033

Weighted average number of

  Common shares outstanding

  (000’s)

40,965

41,237

Effect of dilutive stock options

  (000’s)

     207

Weighted average number of

  diluted common shares

  outstanding (000’s)

40,965

41,444

Basic earnings (loss) per share

   (0.24)

     0.15

Diluted earnings (loss) per share

   (0.24)       0.15

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.

NOTE 3.
Accounting for Compensation Programs

As at March 31, 2006 the Company had a stock-based compensation plan, which is described in the 2005 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.  For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company’s net earnings (loss) and basic and diluted earnings (loss) per share for the three months ended March 31, 2006 and 2005 would have decreased (increased) to the pro forma amounts indicated in the following table:

In thousands of US dollars

(Except per share amounts)

March 31,

For the three months ended

2006

2005

$

$

Net earnings (loss) as reported

(9,989)

  6,033

Add:  Stock-based employee

  compensation expense

  included in reported net

  earnings (loss)

    525

   455

Deduct:  Total stock-based

  employee compensation

  expense determined under

  fair value based method

  (672)

 (645)

Pro forma net earnings (loss)        (10,136)

5,843

Earnings (loss) per share:

Basic – as reported

(0.24)

0.15

Basic – pro forma

(0.25)

0.14

Diluted – as reported

(0.24)

0.15

Diluted – pro forma

(0.25)

0.14

NOTE 4.

Pension and Post-Retirement Benefit Plans

In thousands of US dollars

March 31,

For the three months ended            2006      2005

$

$

Net periodic benefit cost for

  defined benefit pension plans

582

471

NOTE 5.

Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars

   March 31,

For the three months ended             2005       2006

$

$

Depreciation of property, plant

  and equipment

8,489

6,983

Amortization of other deferred

  charges

     21

       7

Amortization of debt issue

  expenses included in

  financial expenses below

  339

   352

Financial expenses

  Interest on long-term debt

6,451

5,196

  Interest on credit facilities

     98

     30

  Other

   318

   573

  Interest capitalized to property,

    plant & equipment

 (150)

 (150)

6,717

5,649

Foreign exchange (gain) loss

    (92)

   119

Investment tax credits recorded

  as a reduction of research and

  development expenses

        -

     20

NOTE 6.

Manufacturing Facility Closure

During the three months ended March 31, 2006, the Company completed the closure of its Piedras Negras, Mexico facility. Included in earnings for the three months ended March 31, 2006 is a charge related to facility closure activities in the amount of $2.2 million of which $0.9 million is non-cash.

The Company intends to close its manufacturing facility in Brighton, Colorado. Consequently, the Company recognized a non-cash $15.2 million facility closure charge in its earnings for the three months ended March 31, 2006 reflecting the adjustment to estimated fair value of the machinery and equipment not being utilized after the closure of the facility.

The Company incurred one-time costs associated with facility closures of $0.6 million during the three months ended March 31, 2005 for the closure of the Montreal, Quebec and Cumming, Georgia facilities.

NOTE 7.

Capital Stock

During the three months ended March 31, 2006, 27,866 shares at an aggregate exercise price of $128,355 were issued to employees who exercised stock options.

During the three months ended March 31, 2005, 750 shares at an aggregate exercise price of $2,925 were issued to employees who exercised stock options.

The Company’s shares outstanding as at March 31, 2006 and December 31, 2005 were 40,985,440 and 40,957,574 respectively.

Weighted average number of common shares outstanding:

       March 31,

For the three months ended

2005

          2006

CDN GAAP – Basic

     40,964,630

41,237,461

CDN GAAP – Diluted

     40,964,630

41,444,870

U.S. GAAP – Basic

     40,964,630

41,237,461

U.S. GAAP – Diluted

     40,964,630

41,444,870

The Company did not declare or pay dividends during the three months ended March 31, 2006 or the three months ended March 31, 2005.

NOTE 8.

Subsequent Event

On May 1, 2006, the Company announced that its founder, Chief Executive Officer and Chairman of the Board of Directors, Mr. Melbourne F. Yull, would be retiring at the Company’s upcoming annual meeting of shareholders scheduled to be held in June 2006.

In connection with Mr. Yull’s retirement, the Company will incur an expense in its earnings for the second quarter of 2006 in the amount of approximately $5.5 million. The Company will also record non-cash stock-based compensation expense of approximately $1.5 million in recognition of the accelerated vesting of stock options held by Mr. Yull.

Finally, the Company is reviewing the appropriate amount to be recorded for Mr. Yull’s pension benefit obligation, which could be in the range of $2.0 million.

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Form 52-109F1 – Certification of Interim Filings

I, Andrew M. Archibald, Chief Financial Officer and Secretary of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 8, 2006

/s/Andrew M. Archibald

Andrew M. Archibald
Chief Financial Officer and
Secretary

Form 52-109F1 – Certification of Interim Filings

I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

5.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2006;

6.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

8.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 8, 2006

/s/Melbourne F. Yull

Melbourne F. Yull
Chairman of the Board and
Chief Executive Officer

Endnotes